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COMMENT 1

The Registrant is an Internet e-commerce company that seeks to establish a marketplace and distribution channel for worldwide barter and trade. In order to accomplish this, the Registrant created a "trade clearinghouse" for barter companies and their members, through the development of a seamlessly integrated family of online barter services.

There are currently approximately 400 barter companies/exchanges in the U.S. and members of different companies/exchanges can not easily trade directly with each other. The Registrant's trade clearinghouse enables approximately 80 barter companies and their members to trade interactively with each other at the point-of-purchase, even if they are members of different companies/exchanges.

During the course of its trade clearinghouse business, the Registrant acts as an intermediary between buyers and sellers of non-monetary assets. This typically occurs when the seller has an immediate need for trade dollars to make another purchase and cannot wait until a third party buyer is identified to purchase the assets, or when the Registrant is able to buy in bulk at a discount and then sell individual assets at a profit.

Upon exchange of the non-monetary assets (including goods and services), the Registrant provides the barter company of the seller with its unique barter currency (E3 trade dollars). The recipient of the barter currency cannot demand of the Company to exchange the Company's barter currency for cash, equity or debt. The barter company of the seller then provides the seller with their own trade dollar credits that the seller can utilize to acquire, at their sole option, other non-monetary assets from the members of the same barter company, or non-monetary assets the Registrant makes available to the currency holders from other sellers in other barter exchanges that participate in the Registrants global trade marketplace. Counterparties pay a transaction fee (payable in cash and/or trade dollar) on these trades to the Registrant. The Registrant does not account for the value of the non-monetary assets exchanged between the parties.

THE REGISTRANT RECOGNIZES ONLY THE TRANSACTION FEES (PAYABLE IN CASH) AS REVENUES AT THE TIME OF THE EXCHANGE.

Separately, in order to conserve its liquid assets, the Registrant exchanges its trade dollars earned from profits on sales and fees charged to licensees and participants for goods and services utilized in its day to day operations. Our previous correspondence provided your office with a summary of those goods and services. These goods and services received by the Company from third parties were paid for with trade dollar (barter currency) and were valued based upon the estimated fair values provided by the third party supplier, which values are the same as their cash prices for the identical goods and services. Since the Registrant's barter currency does not trade on any recognized exchange or market, the Registrant believes the fair value of the goods and services received is a more reliable measure. During the year ended June 20, 2004 and the period ended December 31, 2004, the Registrant's trade dollar earned exceeded trade dollar expensed.

The bartered transactions clearly provide benefits to the Registrant and its shareholders. The substance of the transactions is the payment of expenses incurred in connection with operating the Company by paying third party providers and vendors for operating expenses with barter currency earned from fees and mark-up on trade sales.

In accordance with current SEC guidance(1) and generally accepted accounting principles, the Registrant has recognized as an expense the costs of goods and services received in exchange for payment in its barter currency, with a corresponding recognition of income equal to the expenses incurred.



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THE COMPANY ACKNOWLEDGES THAT:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this response to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 2, 2005    BENTLEY COMMERCE CORP.

By:  /s/ Bruce Kamm
     ---------------------------
     CEO & COO



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(1) Topic 5: Miscellaneous Accounting
    Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)